## UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐  Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of Issuer:*

EigenQ, Inc.

*Legal status of Issuer:*

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> February 13, 2025

*Physical Address of Issuer:*

9175 Guilford Rd, Ste 300, Columbia, MD 21046

*Website of Issuer:*

www.eigenq.com

*Is there a co-issuer? ___ yes  _X_  no.*

*Name of Intermediary through which the Offering will be Conducted:*

OpenDeal Portal LLC dba Republic

*CIK Number of Intermediary:*

0001751525

*SEC File Number of Intermediary:*

007-00167

**CRD Number of Intermediary:**

283874

**Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:**

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

**Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:**

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

**Type of Security Offered:**

Common Stock

**Target Number of Securities to be Offered:**

75,000

**Price (or Method for Determining Price):**

$1.00 per share (based on a $300,000,000 pre-money valuation)

**Target Offering Amount:**

$75,000

**Oversubscriptions Accepted:**
☑ Yes
☐ No

**Oversubscriptions will be Allocated:**
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

**Maximum Offering Amount (if different from Target Offering Amount):**

$5,000,000

**Deadline to reach the Target Offering Amount:**

December 15, 2025

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

**Current Number of Employees:**

0

|  | Most recent fiscal year-end (2024)* | Prior fiscal year-end (2023)* |
|---|---|---|
| **Total Assets** | N/A | N/A |
| **Cash & Cash Equivalents** | N/A | N/A |
| **Accounts Receivable** | N/A | N/A |
| **Short-term Debt** | N/A | N/A |
| **Long-term Debt** | N/A | N/A |
| **Revenues/Sales** | N/A | N/A |
| **Cost of Goods Sold** | N/A | N/A |
| **Taxes Paid** | N/A | N/A |
| **Net Income/(Loss)** | N/A | N/A |

*The Issuer was formed on February 13, 2025.

***The jurisdictions in which the Issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EigenQ, Inc.**



**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

### SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

# TABLE OF CONTENTS

**ABOUT THIS FORM C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

**CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS**

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Issuer is offering a minimum amount of $75,000 (the "**Target Offering Amount**") and up to a maximum amount of $5,000,000 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $500 and the Maximum Individual Purchase Amount is $4,900,000.  The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.  In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.  The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 15, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary.  **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.  If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be subject to the terms in the Instrument (attached as Exhibit B). The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/eigenq (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information. The Securities offered in this Offering represent an equity interest in the Issuer and carries standard rights under applicable corporate law and the Issuer's governing documents.

*Transfer Agent and Registrar*

The Issuer has, or will shortly after the issuance of the Instrument, engage a transfer agent registered with the Securities and Exchange Commission to act as the sole registrar and transfer agent for the Issuer with respect to the Securities.

*Dividends and/or Distributions*

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Charter. All capitalized terms not otherwise defined herein shall have the respective meanings given in the Issuer's Certificate of Incorporation, as amended ("**Charter**"). Dividends may be declared at the discretion of the Issuer's Board of Directors, but there is no guarantee of dividend payments.

*Voting and Control*

Holders of Common Stock are entitled to one vote per share on matters presented to shareholders, including the election of directors, unless otherwise stated in the Issuer's Charter. The Issuer does not currently have any voting agreements or shareholder agreements in place.

*Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

### *Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

### *Other Material Terms*

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference, except as set forth in the Issuer's Charter.

## COMMISSION AND FEES

### Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses.

### Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

## RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an* *investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

**Risks Related to the Issuer's Business and Industry**

***We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.***

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

***Global crises and geopolitical events can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.***

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

***We may face potential difficulties in obtaining capital.***

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide components and services for our products.***

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

***We are not currently registered to conduct business in the State of Maryland.***

The Issuer is incorporated in and licensed to do business in the State of Delaware. The Issuer has its own physical office and certain employees may conduct business from the State of Maryland. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Maryland. The Issuer intends to engage in all such actions as promptly as possible.

***The exercise of warrants or conversion of other convertible securities could result in additional dilution to Investors.***

The issuance of additional shares of Common Stock or securities exercisable, convertible or exchangeable for our capital stock, could result in dilution to Investors and existing stockholders. The new securities issued in connection with the exercise of warrants or conversion of other convertible securities may have rights senior to those of the Securities offered in this Offering and could adversely affect the price of our Common Stock.

Further, certain exclusive licensing agreements contain consideration of non-cash equity warrants issued over a 15-year period. These warrants are not currently exercisable, do not impact the cap table until exercised, and are not redeemable for cash; *provided, however*, when exercised, such non-cash equity warrants will dilute the percentage of ownership of Investors and the Issuer's stockholders.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.***

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen thousand dollars ($15,000.00) or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

***The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.***

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

***The Issuer has the right to extend the Offering Deadline.***

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

***The Issuer may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Issuer has the right to conduct multiple closings during the Offering.***

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

***The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").***

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit C. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

**Risks Related to the Securities**

***Investors will grant the Executive Chairman of the Issuer an irrevocable proxy with broad power and authority to vote their shares and execute consents on their behalf.***

In connection with investing in this Offering, each Investor will irrevocably appoint the Executive Chairman of the Issuer, as such Investor's sole and exclusive proxy, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the Investor's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities that are owned or may be owned by such Investor, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the Investor and any and all other shares or securities of the Issuer issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The Executive Chairman will be authorized and empowered to act as the Investor's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the Investor at every annual and special meeting of the stockholders of the Issuer, including any postponement, recess or adjournment thereof, or in any other circumstance, however called (each a "**Meeting**"), and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Issuer for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Each Investor will further revoke any and all prior proxies given by such Investor with respect to the Securities or the Proxy Shares. The proxy will be coupled with an interest and be irrevocable until, and each Investor will agree not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date such Investor's subscription agreement is accepted by the Issuer, upon which date the proxy will terminate, but until such date, it will remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities. Thus, by participating in the Offering, Investors will grant broad discretion to the Executive Chairman of the Issuer to take various actions on their behalf, and Investors will essentially not be able to vote upon matters related to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the Securities. Investors should not participate in the Offering unless the Investor is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities and grant broad authority to the Executive Chairman to take certain actions on behalf of the

investor. Currently, Michael Johnson, our Executive Chairman, will have the authority with the irrevocable proxy to direct the vote and vote the Securities at his discretion on all matters to be voted upon by stockholders, including with respect of any action by written consent. As a result, Mr. Johnson may be able to determine or significantly influence any action requiring the approval of our stockholders, including the election of our board of directors, the adoption of amendments to our Charter and bylaws, and the approval of any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction. Mr. Johnson may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

***The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***There is no present market for the Securities and we have arbitrarily set the price.***

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

***Each Investor must purchase the Securities in the Offering for Investor's own account for investment.***

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

***Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.***

The Securities being offering will be subject to dilution. The Issuer may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities swill be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

## BUSINESS

### Description of the Business

EigenQ Inc. was incorporated in Delaware on February 13, 2025, with its primary business address in Maryland and research labs located in Canada, Israel, Chile, and in the process to open a testing and R&D lab in the US. The Issuer is a deep technology startup pioneering advancements in quantum sciences to address critical challenges in secure communications, computing, and next-generation sensing. EigenQ operates at the intersection of quantum physics, engineering, and software development. EigenQ is a quantum technology company focused on national security, defense, intelligence, and the broader trillion-dollar cybersecurity market in the USA. The Issuer commercializes advanced post-quantum cryptography (PQC), quantum sensing, quantum-enhanced radars, quantum communication, and quantum information processing.

EigenQ holds exclusive licenses for cutting-edge quantum IP from multiple technology centers, including, Canada, Estonia, Chile, Israel and other specialized quantum technology firms. EigenQ have a vision to develop or aquire IP from different sources in order to accelerate the go-to-market.

The Issuer's core mission is to leverage quantum advancements to enhance cybersecurity, secure communication, and defense technologies.

### Business Plan

### Technologies and Offerings

EigenQ is building a comprehensive quantum technology portfolio through a combination of exclusive licensing agreements, strategic acquisitions, and internal R&D. EigenQ has secured exclusive, perpetual commercialization rights for cutting-edge quantum technologies developed by multiple research institutions, technology firms, and defense-oriented partners.

EigenQ's intellectual property (IP) strategy is focused on acquiring, developing, licensing, and enhancing Post-Quantum Cryptography (PQC), Quantum Sensing, Quantum-Enhanced Radars, Quantum Internet, and Quantum Information Processing. These technologies form the foundation of its commercial and defense-focused quantum security solutions.

Current Licensing & Intellectual Property Model

- Exclusive Commercialization Rights: EigenQ has secured over $1.2 billion in licensed quantum technologies, granting it exclusive rights to develop, commercialize, and integrate PQC, QRNG, and quantum communication technologies.

- Acquisition Rights for Key Quantum Companies: EigenQ holds contractual rights to acquire select IP-focused quantum startups and research spin-offs, positioning the Issuer for future direct patent ownership and IP expansion.

- Government & Enterprise Adoption: The Issuer's technology stack is designed to support national security, defense, financial institutions, and Fortune 500 companies in mitigating quantum threats.

- Future Patent Development: As part of its long-term growth strategy, EigenQ intends to develop proprietary quantum technologies and file patents while continuing to acquire IP through licensing agreements and M&A activities.

### Key Technologies Licensed & Developed

1. Post-Quantum Cryptography (PQC) – Quantum-resistant encryption standards in alignment with NIST PQC frameworks. Commercial offerings include hardware and software examples include Quantum Encryption Communication Suite installed on ProLiant Servers through a strategic HPE OEM partnership, Q-WiFi, Q-VPN, and Q-eSIM provisioning.

2. Quantum Random Number Generators (QRNGs) – Secure cryptographic key generation for military and enterprise applications.

3. Quantum-Enhanced Radar & Sensing Systems – Next-generation radar systems leveraging quantum principles for improved detection and precision sensing devices leveraging quantum entanglement and superposition for applications in healthcare, defense, and environmental monitoring

4. Quantum Internet & Secure Communication – High-security quantum data transmission protocols.

5. Quantum Information Processing & AI – Quantum computing techniques for data security and encryption including design of scalable quantum processors and error-correction technologies for commercial and research use cases.

**Strategic Roadmap & Future Expansion**

EigenQ's IP strategy is built around continuous R&D, strategic acquisitions, and licensing agreements to strengthen its long-term competitive position in the quantum cybersecurity and defense sectors. The Issuer is actively engaging with U.S. defense agencies, technology partners, and enterprise clients to deploy quantum-secure solutions at scale. EigenQ's next steps include:

1. Expanding its licensing agreements with research institutions and commercial partners.

2. Acquiring select quantum-focused companies to integrate their IP and R&D.

3. Filing proprietary patents as EigenQ develops unique advancements in quantum security.

4. Forging deeper partnerships with major technology firms, including Hewlett Packard Enterprise (HPE), Winstron, and leading U.S. defense contractors.

**Market Positioning and Applications**

The global quantum technology sector is undergoing accelerated expansion, with market projections rising from approximately $1.3 billion in 2024 to over $5.3 billion by 2029, driven by advancements in quantum computing, secure communications, and precision quantum sensing. Concurrently, the U.S. Office of Management and Budget (OMB) estimates that federal agencies will require $7.1 billion between 2025 and 2035 to complete the transition to post-quantum cryptographic (PQC) standards. This migration is expected to cascade through the private sector, driven by interconnected supply chains, regulatory compliance obligations, and evolving cybersecurity mandates. The global economic impact of PQC adoption could reach into the trillions as industries re-architect critical infrastructure for quantum resilience.

EigenQ is strategically positioned at the intersection of PQC, quantum internet, and quantum computing. Through a portfolio of exclusive IP licenses, the Issuer addresses systemic cybersecurity threats associated with quantum decryption and emerging network vulnerabilities. EigenQ's technologies support sectors including finance, defense, healthcare, and telecommunications in their transition to quantum-ready infrastructure. The Issuer's commercialization strategy integrates enterprise licensing, IP monetization, and dual-use platforms designed to meet the stringent requirements of national security and high-assurance commercial applications.

**Key market sectors aligned with EigenQ's quantum technology stack include:**
1. National security, defense, and public-sector communications, where PQC and QRNG are required to ensure resilience against quantum-enabled cyber threats
2. Financial services, cloud infrastructure, and telecommunications, undergoing PQC and secure provisioning transitions at scale
3. Strategic networking and aerospace partners supporting the development of quantum internet infrastructure, QKD networks, and entanglement-based communication systems
4. Enterprise and institutional users exploring quantum-enhanced information processing for secure data workflows, advanced encryption, and quantum-safe AI research

**Revenue Model Projection**

EigenQ operates under a dual-revenue model that balances long-term government engagements with commercial IP licensing and enterprise adoption. Projected revenue streams reflect near-term traction in defense and cybersecurity markets, as well as long-term monetization of EigenQ's exclusive quantum IP through OEM partnerships and joint development programs.

| Revenue Stream | Description | Market Opportunity | Projected Contribution (%) |
|---|---|---|---|
| Government Contracts | Targeted defense engagements for quantum-enhanced national security systems. | U.S. Department of Defense (DoD), National Security Agency (NSA), federal and state government agencies, and intelligence communities. | 50% |
| Enterprise Licensing | Licensing quantum technologies to private sector cybersecurity and infrastructure firms. | Fortune 500 companies, banks, critical infrastructure operators, telecoms. | 30% |
| Strategic Collaborations | Technical collaborations with established quantum infrastructure providers and R&D partners (e.g., HPE and others). | Co-development and integration with commercial and defense-aligned innovation hubs. | 10% |
| IP Monetization | Licensing EigenQ's exclusive IP portfolio for broader commercial and research use. | PQC frameworks, QRNG, Quantum Communication, Quantum Information Processing and Sensing Technologies. | 10% |

Note: Projected Long-Term Revenue Split: 50% Government | 30% Private Sector | 20% IP Monetization & Strategic R&D

**Strategic Differentiation**

1. **IP Portfolio**: Backed by exclusive IP licenses, granting rights to over 140 intellectual property assets, including patents, trade secrets, technical designs, prototypes, and related innovations, spanning quantum random number generation (QRNG), post-quantum cryptography, quantum encryption, quantum sensors, quantum internet, quantum AI, quantum networking, and quantum information processing.

2. **Exclusive Licensing**: Holds perpetual, exclusive rights to commercialize advanced quantum technologies across Post-Quantum Cryptography (PQC), Quantum Random Number Generation (QRNG), Quantum Sensing, Quantum Internet, and Quantum Information Processing.

3. **Government Relationships**: Maintains direct engagement channels with U.S. defense and intelligence stakeholders, supporting mission-aligned quantum security applications.

4. **Revenue Model**: Operates under a hybrid structure, combining long-term government contracts and private sector licensing to ensure diversified and resilient income streams.

5. **Leadership**: Led by a Board composed of senior executives, cybersecurity experts, and technology innovators with deep cross-sector expertise spanning defense, critical infrastructure, and advanced quantum systems.

6. **Collaborations and Ecosystem Engagement**: Actively engages with academic institutions, technical standards bodies, and the broader innovation ecosystem, including collaborations with members of the University of Waterloo and the European Telecommunications Standards Institute (ETSI). Additionally, EigenQ is fostering potential partnerships with leading technology companies such as Hewlett Packard Enterprise (HPE) and Wistron NeWeb Corporation (WNC). These relationships support joint research and

development, knowledge transfer, and early-stage commercialization. Formal partnerships may evolve as market deployment progresses.

7. **R&D Pipeline**: Advancing prototypes in quantum radar, quantum computing, and secure quantum communications, targeting real-world deployments that achieve measurable quantum advantage in defense, infrastructure, and enterprise applications.

**Key Growth Drivers**

1. **Quantum Threat Acceleration**: The rapid advancement of quantum computing poses a critical risk to current cryptographic systems. "Harvest now, decrypt later" strategies are already being deployed, making quantum-resilient encryption an urgent priority for governments, enterprises, and infrastructure operators.

2. **Mandated Government Transition to PQC**: Agencies such as the NSA, DoD, and DARPA have issued formal roadmaps for migrating to post-quantum cryptography. The U.S. Office of Management and Budget estimates a $7.1 billion investment in PQC compliance by 2035, with additional spending expected across allied nations and defense coalitions.

3. **Enterprise Shift Toward Quantum-Ready Security**: Fortune 500 companies, cloud providers, and financial institutions are adopting quantum-resistant architectures in anticipation of future regulatory mandates and to protect long-term data confidentiality.

4. **Global Push for Quantum-Secure Communications**: Growing interest in quantum internet infrastructure, QKD (quantum key distribution), and entanglement-based protocols is driving investment in next-generation networking systems that protect against interception and surveillance.

5. **Breakthroughs in Quantum Sensing and Radar**: Advancements in quantum-enhanced sensing, including radar systems that leverage entanglement and superposition, are opening new use cases in defense, aerospace, environmental monitoring, and biomedical diagnostics.

6. **International Regulatory Momentum**: PQC standards are being adopted globally, with initiatives underway at NIST, ETSI, ISO, and other standards bodies. Financial regulators and national cybersecurity centers are integrating quantum risk into compliance frameworks.

7. **Strategic Importance of Dual-Use Quantum Technologies**: National security imperatives and sovereign technology agendas are accelerating the deployment of quantum solutions with both commercial and defense value, creating unique opportunities for companies with access to scalable, secure IP portfolios.

**Mission and Vision**

EigenQ's core mission is to leverage quantum advancements to enhance cybersecurity, secure communication, and defense technologies. Our goal is to accelerate the global transition to quantum-safe ecosystems while unlocking transformative capabilities in quantum computing, sensing and secure communications. The Issuer aims to establish itself as a leader in the  billions quantum technology market by 2028, driven by breakthroughs in hardware miniaturization, algorithm efficiency, and cross-industry adoption.

**The Issuer's Products and/or Services**

EigenQ's core technologies have been independently validated by the U.S. National Institute of Standards and Technology (NIST) under the Cryptographic Algorithm Validation Program (CAVP). The EigenQ PQU PCIe x4 hardware accelerator has been certified for HMAC-DRBG using SHA2-256, with quantum entropy input, ensuring secure and verifiable random number generation. In parallel, the EigenQ Quantum Encryption Module (QEM) has been validated for post-quantum cryptographic algorithms including ML-KEM and ML-DSA, as well as SHA3 and SHAKE hash families. These certifications support EigenQ's role in the federal PQC transition and establish a trusted foundation for enterprise and government integration.

| Product / Service | Description | Current Market |
|---|---|---|
| Post-Quantum Cryptography (PQC) | PQC-enabled devices (EigenQ PQU PCIe x4) integrated into HPE ProLiant servers and | Government agencies, financial institutions, and telecoms modernizing their infrastructure |

| | embedded platforms. These modules run EigenQ's QEM (Quantum Encryption Module), supporting NIST-standard algorithms (ML-KEM/Kyber, ML-DSA/Dilithium, AES-256). Available as PCIe and M.2 form factors, usable in servers, laptops, drones, and IoT endpoints. | for PQC compliance. Active demand across enterprise IT, defense, and regulated industries. |
|---|---|---|
| Q-WiFi and Quantum VPN | Provides quantum-safe wireless access points using embedded VPN clients powered by PQC algorithms and QRNG-fed entropy. Functions as a field-deployable hotspot or fixed secure access node. Enables zero-trust edge connectivity using end-to-end encrypted tunnels hardened with NIST algorithms. | Tactical communications, remote command centers, and operational field units needing secure Wi-Fi and resilient VPN tunneling. Emerging adoption in defense and emergency response. |
| Quantum eSIM Provisioning | Secure, post-quantum eSIM provisioning solution for cellular devices. Uses ML-KEM for key exchange and QRNG-sourced entropy to prevent preloading or intercept attacks. Can be integrated into smartphones, IoT modules, or secure mobility frameworks. | Telecom operators, military-grade device manufacturers, and mission-critical IoT deployments requiring secure OTA provisioning and lifecycle management. |
| Quantum Radar | Precision detection system using photon-level entanglement to enhance radar resolution and stealth detection capability. Resistant to jamming and spoofing. Includes integration potential into embedded and mobile sensor platforms. | Aerospace and defense contractors, advanced surveillance systems, and border/infrastructure monitoring initiatives. Poised for integration with existing tactical platforms. |
| Quantum Internet | A secure quantum network layer supporting entanglement-based communication and quantum key distribution (QKD). Features include quantum repeaters and field-deployable endpoints for layered secure transmission. | Government-backed quantum network pilots, telecom R&D partnerships, and critical infrastructure networks exploring ultra-secure, next-gen communication stacks. |
| Quantum Computing | Long-term initiative focused on building highly stable, scalable quantum processors targeting 1 million qubits. Focus on interoperability with quantum-safe protocols and error correction integration for cybersecurity-centric applications. | Research partners, national quantum programs, and collaborative testbeds exploring secure quantum information processing and future cybersecurity algorithms. |
| Quantum AI | Quantum-enhanced artificial intelligence engine designed to leverage quantum processing for accelerated model training, | Research institutions, national security agencies, and AI developers working on secure, high-dimensional computation in |

| | simulation, and decision-making. Integrated with QEM and QRNG systems to create hybrid classical/quantum learning environments. | sectors like logistics, finance, and defense. |
|---|---|---|
| QEM (Quantum Encryption Module) | Lightweight cryptographic library embedded in all EigenQ products. Supports NIST finalist algorithms (ML-KEM, ML-DSA, Falcon, SPHINCS+), AES-256, KDFs, and real-time QRNG integration via API. Enables client-side encryption, zero-knowledge operation, and modular integration into diverse systems (servers, mobile, IoT). | Used across all EigenQ systems. Relevant to developers and integrators seeking PQC enablement, FIPS/NIST-aligned compliance, or embedded secure stack tooling. |
| QRNG API Server | Network-accessible API delivering true quantum entropy from photon-based QRNG hardware. Supports gRPC access from remote endpoints that lack onboard QRNG, enabling secure randomness injection into satellites, edge nodes, or containerized systems. | Existing satellite and aerospace platforms, remote sensing and IoT deployments, and high-assurance systems unable to retrofit physical QRNGs. Demand for external entropy-as-a-service is growing among defense contractors and cloud providers. |

**Our Partners**

EigenQ engages with leading technology providers through strategic relationships supported by upstream licensing channels. Through its licensors, who maintain formal agreements with key industry stakeholders, EigenQ participates in a trusted commercial and integration ecosystem that includes organizations such as **Hewlett Packard Enterprise (HPE)** and **TD SYNNEX**.

Additionally, **EigenQ is in direct discussions with Wistron NeWeb Corporation (WNC)** regarding technical collaboration and future channel alignment. These relationships enable select partners to commercially offer EigenQ's quantum-safe hardware and software solutions as part of broader cybersecurity and infrastructure portfolios.

This partner network supports EigenQ's mission to accelerate post-quantum cryptography (PQC) adoption, educate stakeholders on quantum threat preparedness, and align with federal mandates for quantum-resilient systems in defense, finance, telecommunications, and critical infrastructure sectors.

**Exclusive Licensing Agreements**

EigenQ holds perpetual, exclusive, and irrevocable rights to commercialize a broad portfolio of quantum technologies through strategic licensing agreements with the following entities:

1. **Lakes Environmental USA Inc.** EigenQ holds exclusive U.S. and global (ex-Canada) commercialization rights to technologies across Post-Quantum Cryptography (PQC), Quantum Random Number Generation (QRNG), Quantum Information Processing, Quantum Computing, Quantum AI, Quantum Sensing, and Quantum Networks. The agreement covers current and future IP and includes sublicensing rights across defense, enterprise, and infrastructure markets. Consideration: $420 million in equity warrants, issued over 15 years.

2. **GoQuantum SpA (Chile)** This license grants exclusive rights within the U.S. and global markets (excluding Chile) to PQC and QRNG technologies, including hardware accelerators, eSIM provisioning, quantum wireless devices, and FPGA-integrated entropy sources. The licensed portfolio includes trade secrets, planned patents, and commercialization pathways for both embedded and enterprise use. Consideration: $360 million in equity warrants, issued over 15 years.

3. **Qombat Ltd. (Israel)** EigenQ has secured exclusive rights to Quantum Computing, Quantum Enhanced Weapon Systems, Quantum AI, Quantum Cryptography, Quantum Sensing, and Quantum Internet technologies. The agreement includes next-gen defense systems, quantum radars, and cyber-physical countermeasure protocols. Global rights are granted excluding Israel. Consideration: $240 million in equity warrants, issued over 15 years.

4. **WiseP2P OÜ (Estonia)** EigenQ has rights to commercialize and sublicense Quantum Internet, Post-Quantum Defense Systems, Quantum AI, QRNG, and PQC solutions. The agreement includes trade secret technologies in blockchain, homomorphic encryption, satellite-based quantum networking, and quantum cloud architectures. The license is exclusive within the U.S. and global markets, excluding Estonia. Consideration: $180 million in equity warrants, issued over 15 years.

Each agreement is structured as a perpetual and exclusive license, ensuring EigenQ holds long-term development and commercialization rights across all specified domains. The licensed IP forms the basis of EigenQ's product roadmap and is critical to the Issuer's federal, enterprise, and international growth strategy.

**Note**: The consideration for each exclusive licensing agreement is structured as non-cash equity warrants. These warrants are **not currently exercisable**, do **not impact the cap table** until exercised, and are **not redeemable for cash**. The first installment of each warrant series begins on **January 1, 2028**, and subsequent installments are issued every three years over a 15-year period. Warrants are exercisable only upon a qualified liquidity event (e.g., IPO, acquisition) or at the conclusion of the issuance schedule, and are governed under **U.S. GAAP (ASC 480, ASC 815-40)** and **IFRS (IAS 32)** for equity classification.

**Customer Base**

EigenQ is in the early stages of commercialization (Company Created in Feb 13, 2025) and currently operates under a business-to-business (B2B) and business-to-government (B2G) model. The Issuer's go-to-market strategy is focused on dual-use quantum technologies applicable to both public sector and enterprise use cases.

While EigenQ has not yet recognized commercial revenue from direct end customers, its products and platforms are being positioned through active engagements and demonstration pilots across the following segments:
1. U.S. Federal Agencies and Defense Contractors
   o Target end-users include components of the Department of Defense (DoD), National Security Agency (NSA), Department of Energy (DoE), and other intelligence and homeland security organizations.
   o Products under evaluation include PQC servers, embedded QRNGs, and field-deployable quantum-secure communications.
2. Critical Infrastructure and National Labs
   o Engagements include technology awareness and roadmap alignment with stakeholders in power grids, aerospace, telecommunications, and federally funded R&D centers.
3. Enterprise Security and Infrastructure Integrators
   o Through upstream licensing partners and strategic resellers (e.g., TD SYNNEX, HP, HPE), EigenQ's products are being positioned for private-sector clients in banking, cloud, healthcare, and telecom sectors that require quantum-ready cryptographic infrastructure.
4. OEM, Platform, and R&D Collaborators
   o The Issuer's PQC modules, QRNG APIs, and quantum virtualization libraries are currently being integrated into secure compute platforms and specialized testbeds for defense, telecom, and quantum research.

Sales efforts are presently focused on channel enablement, pilot system deployments, and education of procurement officers and cybersecurity executives. All initial market activity is consistent with a multi-year customer development strategy in regulated and technically advanced markets.

**Intellectual Property Rights and Licensing Structure**

EigenQ holds **exclusive, perpetual, and irrevocable rights** to a portfolio of over 140 intellectual property assets through strategic licensing agreements with leading quantum technology licensors. These assets span key areas of national and enterprise relevance, including:
- Post-Quantum Cryptography (PQC)

- Quantum Random Number Generation (QRNG)
- Quantum Computing and Artificial Intelligence
- Quantum Internet and Secure Communications
- Quantum Sensing, Quantum Radar, and Cyber-Physical Defense Systems
- FPGA-accelerated cryptographic hardware and embedded PQC platforms

The Issuer's rights are secured under formal agreements with the following licensors:
- **Lakes Environmental USA Inc.** – Exclusive U.S. and global (ex-Canada) rights to PQC, QRNG, and Quantum Networks
- **GoQuantum SpA (Chile)** – U.S. – Exclusive rights to hardware-integrated PQC and QRNG solutions
- **Qombat Ltd. (Israel)** – Exclusive rights to Quantum Computing, Quantum AI, Sensing, and Enhanced Weapon Systems
- **WiseP2P OÜ (Estonia)** – Exclusive U.S. rights to Quantum Internet, Blockchain Security, Post-Quantum Defense Systems, and Quantum ML

These licensing agreements include the right to commercialize, sublicense, develop derivative technologies, and embed solutions across public-sector and private-sector applications. Consideration was structured as **non-cash equity warrants**, payable over a 15-year term beginning in 2028, in accordance with U.S. GAAP (ASC 480, ASC 815-40) and IFRS (IAS 32).

EigenQ's initial commercialization roadmap is anchored by its licensed IP portfolio, which forms the foundation for current product offerings, regulatory positioning, and early-stage revenue channels. In parallel, the Issuer continues to explore opportunities to develop proprietary innovations, pursue new licensing opportunities, and evaluate strategic acquisitions or technology transfers that complement and expand its core quantum capabilities.

## Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

## Litigation

The Issuer is not subject to any current litigation or threatened litigation.

**USE OF PROCEEDS**

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees | 20% | $15,000 | 5.88% | $294,000 |
| Research & Development | 35% | $26,250 | 39.12% | $1,956,000 |
| IP Acquisitions | 20% | $15,000 | 24% | $1,200,000 |
| Operations & Expansion | 10% | $7,500 | 14% | $700,000 |
| Sales & Marketing | 5% | $3,750 | 9% | $450,000 |
| Legal & Compliance | 5% | $3,750 | 4% | $200,000 |
| Admin & Overhead | 5% | $3,750 | 4% | $200,000 |
| **Total** | **100%** | **$75,000** | **100%** | **$5,000,000** |

**Research & Development -** Quantum technology development
**IP Acquisitions** – Patents and exclusive licenses
**Operations & Acquisition** – Business scaling and partnerships
**Sales & Marketing** – Go-to market strategy, salesforce

**DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS**

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Issuer | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Dr. Jesse Van Griensven Thé | Chief Executive Officer and Director | Chief Executive Officer of the Issuer (Inception–Present); Responsible for corporate strategy, quantum technology roadmap, and executive leadership. Leads the Issuer's positioning across sustainable innovation, secure computing systems, and advanced quantum infrastructure.<br><br>Director of Lakes USA | **University of Waterloo** PhD in Computational Fluid Dynamics (1994)<br><br>**University of Santa Catarina** MSc in Combinatorics and Optimization (1988)<br><br>BS in Mechanical Engineering (1984) |
| Jose R. Rosas-Bustos | Chief Technology Officer and Director | Chief Technology Officer of the Issuer (Inception–Present); Leads product innovation and secure systems architecture. Oversees R&D in post-quantum cryptography (PQC), quantum communication, quantum information processing and quantum random number generation (QRNG).<br><br>Independent Contractor and Consultant | **University of Waterloo** PhD Candidate, Mechanical and Mechatronics Engineering (2026) Research Focus: Quantum Information Processing, Quantum Communication, and Post-Quantum Cryptography<br><br>**University of Chile** MBA, School of Economics and Business (2016)<br><br>**National Academy of Political and Strategic Studies,** Ministry of National Defense of Chile Bachelor's Degree in National Security and Defense (2013) |
| Mark Pecen | Chief Research Officer and Director | Chief Research Officer of the Issuer (Inception–Present); Guides R&D strategy, quantum IP portfolio development, and standards alignment. Manages IP monetization, and IP Investment and deep-tech commercialization.<br><br>Director of Approach Infinity | **University of Pennsylvania** MSc in Technology Management, Wharton School of Business and School of Engineering and Applied Sciences (2005)<br><br>**University of America, New Orleans** PhD in Computer Science (1992) Research Focus: Carrier-sense multiple-access with collision detection (CSMA/CD) for wireless data transmission |

| | | | BS in Computer Science (1988) |
|---|---|---|---|
| Bryan Matthews | Chief Partnership Officer and Director | Chief Partnership Officer of the Issuer (Inception–Present); Leads government relations and public-sector engagement. Shapes federal procurement strategy and supports alignment with national security and quantum policy objectives.<br><br>Manager at Lakes USA | **Texas Tech University** BS in Fisheries and Wildlife Management (1994) |
| Michael Johnson | Chief Operation Officer and Director | Chief Operation Officer and Executive Chairman of the Issuer (Inception–Present); Oversees engineering, product delivery, and operational strategy. Leads integration of secure software systems and supports corporate governance.<br><br>Director of Lakes USA | **Radford University** BS in Computer Science (1991). |

**Dr. Jesse Van Griensven Thé, CEO and Director**

Dr. Jesse Van Griensven Thé serves as Chief Executive Officer and Director of EigenQ, bringing over 30 years of experience as a technology entrepreneur, researcher, and product innovator. He is the founder and former CEO of Lakes Environmental, a globally recognized provider of environmental modeling software used by governments and enterprises for regulatory compliance, air quality planning, and predictive analytics.

Dr. Van Griensven Thé is also an Adjunct Professor at the University of Waterloo, where he collaborates with faculty and students on the application of engineered quantum technologies, with a focus on secure, scalable computing systems. His academic contributions inform EigenQ's research strategy in post-quantum cryptography (PQC), quantum infrastructure, and AI-quantum integration.

Widely respected for his ability to bridge advanced research with market execution, Dr. Van Griensven Thé has delivered keynotes at global scale, and has first-hand experience to guide deep tech ventures from concept through commercialization. At EigenQ, he leads corporate strategy, product integration, and external partnerships, with a mission to deliver trusted, quantum-resilient technologies that address emerging national and enterprise infrastructure challenges.

**Jose R. Rosas-Bustos, CTO and Director**

Jose R. Rosas-Bustos serves as Chief Technology Officer and Director of EigenQ, where he leads the Issuer's technology strategy and product development across post-quantum cryptography (PQC), quantum communication, and quantum-secure infrastructure. He brings over two decades of experience in cybersecurity architecture, enterprise system design, and cryptographic engineering.

Mr. Rosas-Bustos is the inventor and co-developer of multiple proprietary cybersecurity technologies, including trade secrets, technical designs, and IP assets, in the fields of PQC, network security, quantum random number generation (QRNG), and quantum information processing.

Prior to joining EigenQ, he held senior security roles in technology startups and enterprise environments, and served as a cybersecurity advisor to institutional and government-aligned projects. He is a former Board Director of Chile's national technology association (ACTI), where he contributed to regional cybersecurity policy and digital infrastructure modernization.

Mr. Rosas-Bustos is currently completing doctoral research at the University of Waterloo, with a focus on applied engineered quantum technologies.

**Mark Pecen, CRO and Director**
Mark Pecen serves as Chief Research Officer, and Director of EigenQ, roles to which he was appointed in February 2025. A seasoned technology executive and internationally respected advisor, he brings over three decades of leadership in advanced technology research, intellectual property strategy, global standardization, and commercialization. His career spans foundational contributions to telecommunications, quantum-safe cryptography, and cross-sector innovation, underpinned by a rare fusion of technical mastery and business acumen. He holds dual degrees from the University of Pennsylvania, graduating from the Wharton School of Business and the School of Engineering and Applied Sciences. Renowned as a prolific inventor, he is named on more than 100 fundamental patents in wireless communications, networking, and computing systems. His early career at Motorola earned him the title of Distinguished Innovator and a seat on the Issuer's Science Advisory Board, honoring his pioneering work on GSM, GPRS, and EDGE cellular standards at the European Telecommunications Standards Institute (ETSI). He later spearheaded Motorola's UMTS 3G development and, as Senior Vice President of R&D at BlackBerry, drove advancements in 4G-LTE technology and critical spectrum policy at the International Telecommunication Union (ITU) in Geneva, shaping global wireless infrastructure. A visionary in cybersecurity, Mr. Pecen co-founded and chaired the ETSI Technical Committee Cyber's Working Group on Quantum-Safe Cryptography (QSC), establishing some of the world's earliest standards for post-quantum encryption—a cornerstone of EigenQ's strategic roadmap. His leadership extends to public-sector innovation: he chaired the Canadian government's GDPR Task Force, addressing transatlantic data governance, and served as President of Quantum Valley Ideas Lab, a Canadian incubator advancing quantum technologies. Mr. Pecen's governance expertise is reflected in his service on over 20 advisory and corporate boards, including the University of Waterloo's Institute for Quantum Computing and Wilfrid Laurier University's Institute for Business and Economics. As a trusted advisor to technology firms, venture funds, and policymakers, he combines technical foresight with fiscal discipline in his dual role as General Partner of a Canadian venture fund, where he guides investments in deep-tech innovation. At EigenQ, Mr. Pecen's leadership in R&D accelerate the Issuer's mission: delivering secure, scalable solutions at the frontiers of quantum and digital infrastructure. His legacy of transforming theoretical breakthroughs into globally adopted standards positions EigenQ as a leader in the next era of technological progress.

**Michael Johnson, COO and Executive Chairman**

Michael Johnson serves as Executive Chairman, Chief Operation Officer, and Director of EigenQ, roles to which he was appointed in February 2025. A visionary leader in software engineering and operational strategy, Mr. Johnson combines three decades of technical excellence with executive acumen to drive EigenQ's mission of delivering transformative quantum and cybersecurity solutions. Prior to joining EigenQ, Mr. Johnson held the position of Director of Software Development at Lakes Environmental Software, where he pioneered the creation of scalable, web-based environmental management platforms deployed across global markets. Renowned for his mastery of object-oriented programming and software architecture, he mentored cross-functional teams of developers, fostering a culture of innovation that produced mission-critical IT solutions for government, corporate, and institutional clients. His leadership was instrumental in advancing geographic information systems (GIS) integration, real-time data analytics, and cloud-based infrastructure, culminating in co-authoring industry-leading tools such as AQMIS—a platform widely adopted for environmental management and compliance. Mr. Johnson's expertise extends to designing complex systems that harmonize technical precision with operational scalability. His track record of managing end-to-end software lifecycles—from concept to global deployment—has positioned him as a trusted authority in aligning technological innovation with strategic business outcomes. At EigenQ, he leverages this experience to optimize corporate governance, streamline operational workflows, and oversee the development of secure, quantum-ready software ecosystems. As Executive Chairman and COO, Mr. Johnson ensures the seamless integration of EigenQ's research, product development, and client engagement strategies, reinforcing the Issuer's commitment to resilience and ethical innovation. His dual focus on cutting-edge technology and operational excellence underscores EigenQ's capacity to address evolving challenges in cybersecurity, data integrity, and next-generation computing.

**Bryan Matthews, CPO and Director**

Bryan Matthews serves as EigenQ's Chief Partnership Officer and Director as was appointed to these positions in February 2025.. A seasoned leader in federal procurement and strategic program management, Mr. Matthews brings over 26 years of experience directing high-stakes initiatives for U.S. federal agencies, ensuring compliance, operational efficiency, and alignment with national priorities. His expertise in navigating complex regulatory frameworks and fostering public-private partnerships positions EigenQ as a trusted collaborator in advancing secure, cutting-edge technologies for government applications. Mr. Matthews has spearheaded mission-critical projects across agencies including the Department of the Interior (DOI), Environmental Protection Agency (EPA), and Department of Defense (DOD), where he managed sensitive programs requiring stringent security protocols and meticulous oversight. As a senior procurement manager, he oversaw a $50 million portfolio, optimizing resource allocation and vendor negotiations to deliver cost-effective, high-impact solutions. His tenure as a senior program manager and product specialist further solidified his reputation for aligning technical innovation with agency-specific requirements, driving the successful deployment of large-scale systems. A recognized authority in federal contracting, Mr. Matthews has crafted and executed procurement strategies that adhere to the Federal Acquisition Regulation (FAR) and Defense Federal Acquisition Regulation Supplement (DFARS), ensuring compliance while mitigating risk. His deep understanding of the government acquisition lifecycle—from proposal development to contract execution—has enabled him to secure and manage agreements that advance technological modernization across defense, environmental, and public-sector domains. In his role at EigenQ, Mr. Matthews leverages his extensive network and policy acumen to shape the Issuer's engagement with federal stakeholders, advocating for initiatives that align with EigenQ's quantum and cybersecurity innovations. His strategic leadership ensures the Issuer remains at the forefront of emerging government priorities, securing opportunities to contribute to national security, infrastructure resilience, and next-generation technological standards.

**Indemnification**

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**CAPITALIZATION, DEBT AND OWNERSHIP**

**Capitalization**

The Issuer's authorized capital stock consists of 2,500,000,000 shares of common stock of which 300,000,000 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**").

*Outstanding Capital Stock*

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

| Type | Common Stock |
|---|---|
| **Amount Outstanding** | 300,000,000 |
| **Par Value Per Share** | $0.00001 |
| **Voting Rights** | 1 vote per share |
| **Anti-Dilution Rights** | None - The Common Stock has no contractual anti-dilution protections. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional shares of capital stock in the future, which would result in dilution of the ownership percentage of current stockholders, including those purchasing securities in this Offering. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | 100% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Issuer has zero additional securities outstanding.

**Outstanding Debt**

As of the date of this Form C, the Issuer has zero debt outstanding.

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| TIKDEMA TRUST 2025 | 300,000,000 shares of Common Stock | 100% of the currently issued and outstanding shares |

**Note:** Future equity financings, including planned Regulation A+ and Regulation D offerings, are expected to significantly alter the capital structure and result in the issuance of additional shares of Common Stock. These changes will reduce the percentage ownership of existing shareholders, including those participating in this Offering.

# FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

## Cash and Cash Equivalents

As of May 31, 2025 the Issuer had an aggregate of $200,000 (cash-on-hand) in cash and cash providing an estimated runway of approximately 12 months. Runway is calculated by dividing cash-on-hand by the Issuer's average monthly net loss.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Issuer intends to raise up to $5,000,000 through this Offering. Following the completion of this Offering, the Issuer plans to pursue a Regulation A+ offering to raise up to $70,000,000 at a pre-money valuation of $300,000,000, which may result in the issuance of up to 70,000,000 additional shares of Common Stock at $1.00 per share. In 2026, the Issuer may pursue a subsequent Regulation D offering with a pre-money valuation of $1,000,000,000 to raise an additional $200,000,000, also anticipated at a $1.00 per share price.

These future offerings may materially affect the Issuer's capital structure and result in dilution to investors in this Offering. All such financings remain subject to market conditions, regulatory approvals, and the discretion of the Issuer's Board of Directors.

## Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

## Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

## *Trends and Uncertainties*

As with any early-stage venture, the Issuer faces uncertainties related to operations, funding, and market reception. Investors should consider whether achievement of the stated milestones is realistic and whether the Issuer will require additional funding in the future.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

## Material Changes and Other Information

None.

## Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Common Stock | $90 | 9,000,000 shares | General Working Capital | February 18, 2025 | Section 4(a)(2) |
| Common Stock | $200,000 | 291,000,000 shares | General Working Capital | February 24, 2025 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- The Issuer and Bryan Matthews entered into that certain Restricted Stock Purchase Agreement dated February 18, 2025, pursuant to which Mr. Matthews purchased 9,000,000 shares of Common Stock for an aggregate total purchase price of $90, subject to certain vesting restrictions.
- Mr. Matthews and Tikdema Trust 2025 entered into that certain Share Purchase Agreement dated February 22, 2025, pursuant to which the Tikdema Trust 2025 purchased 9,000,000 shares of the Issuer held by Mr. Matthews for an aggregate total purchase price of $1,000.
- On February 25, 2025, the Issuer and Lakes Environmental USA Inc entered into that certain Exclusive License Agreement, pursuant to which Lakes Environmental USA Inc granted the Issuer an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute certain technology globally (excluding Canada). In exchange, Lakes Environmental USA Inc will receive $420 million in equity warrants, payable in five equal installments of $84 million each, issued every three years over a period of fifteen years. Dr. Jesse Van Griensven Thé is a director of Lakes Environmental USA Inc.
- On February 25, 2025, the Issuer and GoQuantum SpA entered into an Exclusive License Agreement, pursuant to which GoQuantum SpA granted the Issuer an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute certain technology globally (excluding Chile). In exchange, GoQuantum SpA will receive $360 million in equity warrants, payable in five equal installments of $72 million each, issued every three years over a period of fifteen years. Dr. Jesse Van Griensven Thé serves as a director of ZGB SpA, a Chilean entity that holds a controlling interest in GoQuantum SpA.
- On February 26, 2025, the Issuer and WiseP2P OÜ entered into an Exclusive License Agreement pursuant to which WiseP2P OÜ granted the Issuer an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute certain technology globally (excluding Estonia). In exchange, WiseP2P OÜ will receive $180 million in equity warrants, payable in five equal installments of $36 million

each, issued every three years over a period of fifteen years. Jose R. Rosas-Bustos is a director of WiseP2P OÜ.

## TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

## LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.eigenq.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

## ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

EigenQ, Inc.

By:

/s/ Jesse Van Griensven
(Signature)

Jesse Van Griensven
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jesse Van Griensven
(Signature)

Jesse Van Griensven
(Name)

Director
(Title)

June 24, 2025
(Date)

/s/ Jose R. Rosas-Bustos
(Signature)

Jose R. Rosas-Bustos
(Name)

Director
(Title)

June 24, 2025
(Date)

/s/ Mark Pecen

_____
(Signature)

Mark Pecen
_____
(Name)

Director
_____
(Title)

June 24, 2025
_____
(Date)

/s/ Bryan Matthews

_____
(Signature)

Bryan Matthews
_____
(Name)

Director
_____
(Title)

June 24, 2025
_____
(Date)

/s/ Michael Johnson

_____
(Signature)

Michael Johnson
_____
(Name)

Director
_____
(Title)

June 24, 2025
_____
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

**EigenQ, Inc.** (the "Company") a Delaware Corporation

Statement of Financial Position and
Independent Accountant's Audit Report

As of inception – February 13th, 2025



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**Independent Auditor's Report**

To Management
EigenQ, Inc.

We have audited the accompanying statement of financial position of EigenQ, Inc. as of February 13th, 2025 (inception), and the related notes. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of EigenQ, Inc. as of February 13th, 2025 in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 15, 2025

*Vincenzo Mongio*

## Statement of Financial Position

| | As of February 13th, 2025 (inception) |
|---|---|
| ASSETS | |
| TOTAL ASSETS | - |
| | |
| LIABILITIES AND EQUITY | |
| TOTAL LIABILITIES | - |
| EQUITY | - |
| TOTAL LIABILITIES AND EQUITY | - |

**EigenQ, Inc.**
**Notes to the Statement of Financial Position**
**February 13th, 2025 (inception)**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

EigenQ, Inc. ("EigenQ" or "the Company") was incorporated in Delaware on February 13, 2025. EigenQ specializes in quantum technologies, primarily focusing on quantum information processing, quantum random number generation (QRNG), quantum sensing, quantum communications, and post-quantum cryptography (PQC). EigenQ commercializes products, systems and solution through resellers, licensing agreements and strategic partnerships.

The Company is headquartered at 9175 Guilford Rd, Ste 300, Columbia, MD 21046, USA. EigenQ intends to launch a crowdfunding campaign under Regulation CF and Regulation A+ combined during 2025 to raise $75 million at a pre-money valuation of $300 million.
.
## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity Based Compensation

The Company did not have an equity-based compensation plan as of February 13th, 2025. On March 9th, 2025, the Company approved the adoption of a Stock Appreciation Rights (SARs) Plan to incentivize and retain executive officers, vice presidents, key external advisors, and select contributors. The SARs will be exclusively equity-settled, ensuring no cash liability to the Company. The vesting schedule will be structured as 50% time-based (four-year vesting with a one-year cliff) and 50% milestone-based, contingent on achieving specific company performance objectives such as funding rounds, revenue targets, or liquidity events. SARs will only be exercisable upon a qualified liquidity event, including an IPO, acquisition, or other Board-approved transaction. The total SARs issued will be capped at 5% of the Company's total outstanding equity, with no individual grant exceeding 1% of total equity without additional board ratification.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of stock warrants issued subsequent to February 13th, 2025.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The license agreements in Note 4 are with related entities that are under common ownership.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

On February 25th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement. The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Canada). In exchange, the Licensor will receive $420 million in equity warrants, payable in five equal installments of $84 million each, issued every three years over a period of fifteen years.

On February 25th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement for ("the Licensor" owns intellectual property related to Post-Quantum Cryptography (PQC) and Quantum Random Number Generators (QRNG), collectively referred to as the "Licensed Technology." The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Chile). In exchange, the Licensor will receive $360 million in equity warrants, payable in five equal installments of $72 million each, issued every three years over a period of fifteen years.

On February 26th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement for which ("the Licensor") owns intellectual property related to Quantum Computing, Quantum Random Number Generation, Post-Quantum Cryptography, Quantum Enhanced Defense Systems, Post-Quantum Defense Systems, Quantum Cryptography, Quantum Internet, and Quantum AI, collectively referred to as the "Licensed Technology." The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Estonia). In exchange, the Licensor will receive $180 million in equity warrants, payable in five equal installments of $36 million each, issued every three years over a period of fifteen years.

On February 26th, 2025, the Company ("the Licensee") entered into an Exclusive License Agreement for which ("the Licensor") owns intellectual property related to Quantum Computing, Quantum Enhanced Weapon Systems, Quantum AI, Quantum Enhanced Defense Systems, Post-Quantum Cryptography, Quantum Cryptography, Quantum Sensing, and Quantum Internet, collectively referred to as the "Licensed Technology." The Licensee seeks an exclusive, perpetual, and irrevocable license to develop, commercialize, sublicense, and distribute this technology globally (excluding Israel). In exchange, the Licensor will receive $240 million in equity warrants, payable in five equal installments of $48 million each, issued every three years over a period of fifteen years.

**NOTE 5 – DEBT**

None.

**NOTE 6 – EQUITY**

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. No shares were issued and outstanding as of February 13th, 2025.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to February 13th, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 15, 2025, the date these financial statements were available to be issued.

On February 18th, 2025, the Company sold 9,000,000 common shares in exchange for $90. The full vesting will be achieved over a total period of 48 months from the vesting start date. On February 24th, 2025, the Company agreed to sell 291,000,000 newly issued common shares for a total subscription price of $200,000. This will increase the shareholders' existing 9,000,000 shares to a total amount of 300,000,000 common shares.

On March 7th, 2025, the Company received an independent valuation assessment, estimating its fair market value as of the time of valuation to range from $338,000,000 to $994,000,000, with a midpoint of $641,000,000.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and may generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

## EXHIBIT B

*Form of Security*


**EIGENQ, INC.**

**SUBSCRIPTION AGREEMENT**


THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of:

**EIGENQ, INC.**
9175 GUILFORD RD, STE 300
COLUMBIA, MD 21046

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that EigenQ, Inc., a Delaware corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors shares of its Common Stock, $0.00001 par value per share ("**Securities**") at a price of $1.00 per share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $5,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: the greater of (A) the amount determined pursuant to the following schedule: (1) zero percent (0%) of any amounts raised up to

$100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but not exceeding $5,000,000.00 in the Offering or (B) a cash fee of fifteen thousand dollars ($15,000.00). The Company has paid the Portal a non-refundable fee of seven thousand five hundred dollars ($7,500.00) related to certain onboarding expenses. In addition, the Company will pay the Portal a securities commission equivalent to two percent (2%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/eigenq (the "**Deal Page**").

1.       Subscription; Proxy.

(a)       Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's total subscription amount as indicated on the signature page hereto and/or through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 2. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)       Irrevocable Proxy. Immediately prior to any issuance and delivery of the Securities, the undersigned hereby irrevocably appoints the Executive Chairman of the Company, as the sole and exclusive proxy of the undersigned, to the maximum extent permitted under the Delaware General Corporation Law, with full power of substitution and resubstitution and power to act alone, as the undersigned's proxy and attorney-in-fact, to vote and exercise any and all voting rights with respect of the Securities and all shares of common stock issuable upon conversion of such the Securities that now are or hereafter may be owned by the undersigned, whether directly or indirectly, including, for the avoidance of any doubt, as a holder of any securities entitlement in the Securities, by the undersigned and any and all other shares or securities of the Company issued or issuable in respect thereof on or after the date hereof (together, the "**Proxy Shares**"). The proxy identified above is hereby authorized and empowered by the undersigned to act as such undersigned's proxy to vote, and consent with respect to, the total number of Proxy Shares in respect of the undersigned at every annual and special meeting of the stockholders of the Company, including any postponement, recess or adjournment thereof, or in any other circumstance, however called, and to execute consents, approvals and waivers on any matter submitted to the undersigned or any other class of capital stock of the Company for written consent or written resolution, or to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting (including, without limitation, the power to execute and deliver written consents pursuant to Section 228(a) of the Delaware General Corporation Law or as otherwise authorized thereunder). Any and all prior proxies given by the undersigned with respect to the Securities or the Proxy Shares are hereby revoked. The foregoing proxy is coupled with an interest and is irrevocable until, and the undersigned agrees not to grant any subsequent proxies with respect thereof that will become effective prior to, the tenth anniversary of the date this Subscription Agreement is accepted by the Company, upon which date this proxy shall terminate, but until such date, it shall remain in full force and effect, including, for the avoidance of any doubt, upon and after the issuance and delivery of the Securities.

2.       Closing.

(a)       Closing. Subject to Section 2(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)     Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)     prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)     at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii)     the representations and warranties of the Company contained in Section 5 hereof and of the Investor contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.     Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.     Investor's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)     The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)     The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)     The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)     The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e)     The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f)     The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g)     The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h)     The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i)     The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j)     The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k)     The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l)     The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)　　The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)　　If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)　　HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.　　Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)　　Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)　　Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)　　Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)        Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)        No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, each as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)        Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)        Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)        Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934.  The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding.  The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)     Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.     Indemnification. The Investor acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and its founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.     Market Stand-Off and Power of Attorney.

(a)     In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)     The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock.  Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto.  The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c)     In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)     For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)     "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f)     "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8.     <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the Investor shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.     <u>Legend</u>. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which

communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

10. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11. <u>Governing Law</u>. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Delaware without regard to the principles of conflicts of laws.

12. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13. <u>Entire Subscription Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14. <u>Waiver, Amendment</u>. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the Company and the majority of the investors in this Offering.

15. <u>Waiver of Jury Trial</u>. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16. <u>Invalidity of Specific Provisions</u>. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18. <u>Counterparts</u>. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or

on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.  Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.  Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.  Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.  Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

**[End of Page]**

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of _____.

**COMPANY**:

**EIGENQ, INC.**

By: _____
Name: Jesse Van Griensven
Title: Chief Executive Officer

**INVESTOR:**

By: _____
Name: _____
Title: _____

Price per Security: _____
Number of Securities Purchased: _____
Total Subscription Amount: _____

## EXHIBIT C

*Testing the Waters Communications*





Republic

| | |
|---|---|
| Company Name | EigenQ |
| Logo | |
| Headline | A Smart Move for Forward-Thinking Investors! EigenQ is a Market-Ready Quantum Security leader |





|EigenQ>





Tags    B2B, B2G, Deep Tech, Hardware, Information Technology, Cloud Computing, Companies

Summary

- The Quantum Revolution Is Now
- Quantum computing offers mind-boggling problem-solving potential
- EigenQ is a global leader, with Market-Ready Quantum Security products
- EigenQ has developed active collaborations with industry leaders
- EigenQ has an active IP acquisition strategy, $1.2B in intangible assets
- EigenQ's team is at the forefront of the global quantum expertise

Opportunity

### You missed the Microprocessor and the internet opportunity to invest

Quantum will be an even bigger opportunity that you can't miss!

### Why should you invest in Quantum Technologies?

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Quantum attacks can drive the country into the Stone Age without firing a single bullet. EigenQ addresses this problem in an addressable market of US$500 BILLION, which will protect against classical and quantum attacks.

The great benefits achieved by moving from analogue to digital communications include the creation of the internet, which brought immense wealth. EigenQ plans to transform digital communications into quantum ones. This will also bring massive productivity gains that will be transformed into astronomical wealth creation.

In the USA alone, large tech companies are planning to invest over US$1 TRILLION in new data centers to train more advanced AI tools. Imagine that a single 1-million qubit quantum computer, when created, will have more power than all these data centers, along with all the supercomputers in the world. Shouldn't the investments be in this coming quantum computer?



### Why EigenQ?

EigenQ is a cutting-edge quantum technology company focused on solving critical cybersecurity and national security challenges as the world transitions to the quantum era.

With over $100 million in projected multi-stream revenue, including potential government contracts, EigenQ technologies offer certified and compliant solutions designed to protect sensitive data against emerging threats. The company is actively seeking partnerships and collaborations with industry leaders such as HPE and WNC.

Backed by exclusive, perpetual, and irrevocable rights to a portfolio of over 140 intellectual property assets.

Problem

### Cybersecurity and National Security threats are increasing

Quantum computing uses the principles of quantum mechanics to process information and solve complex problems much faster than traditional computing. This field is essential as we evolve traditional digital technologies to an emerging era of quantum computers.

# Why Quantum Computing Matters?



Quantum



Current and ongoing threats include:

- Quantum computers pose a significant threat to current encryption methods. Traditional computers can take years to crack complex passwords. Quantum computers can do it in seconds. Sensitive data, government secrets, financial information, personal data, are at risk.
- Defense agency systems are vulnerable to quantum attacks, which could compromise national security.
- Telecom companies and financial institutions often use a patchwork of security tools, making it difficult to protect their networks from advanced cyber threats.
- Data breaches are becoming increasingly costly: an average breach cost $4.45M in 2023. The financial sector alone could face $10T in losses to cybercrime in 2025.
- Traditional computers are reaching their limits in terms of processing power just as AI and machine learning are taking off.

**The Age of Quantum Disruption**

Quantum Computing will break traditional encryption, pushing Governments & companies to adopt quantum-safe encryption strategies today!

Quantum computing is a fast-growing technology that will change the future of computing.

Solution

**Breakthroughs in defense and processing speed**

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EigenQ develops and delivers state-of-the-art quantum hardware and software, providing enterprise and government sectors with cutting-edge security, processing, and communication solutions.



**Leadership**
Pioneering applied quantum cybersecurity and quantum technology solutions.

**Intellectual Property**
Active IP acquisition strategy, $1.2 Bn in intangible assets.

**Strategic Partnerships**
Active collaboration with industry leaders, including HPE, to scale and accelerate deployment.

**Elite Expertise**
World-class deep industry and research expertise.

**Our technology is ready now**

EigenQ is a Quantum Technology Company with proven solutions to protect mission-critical systems & networks from quantum computer attacks.

**Addressing challenges in cybersecurity, communication, and computing**

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Market

**$80T quantum market opportunity**

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Quantum technologies will transform every major industry, creating opportunities surpassing AI, cryptocurrency, and the internet combined.  EigenQ is strategically positioned to capitalize on targeted segments within this massive market.

Pitch text

## $3T

### Computing Revolution

1-million qubit quantum computer process
as fast as all **NVIDIA** chips combined. Times 1000!

## $500B

### Cybersecurity Market

Quantum cybersecurity solutions will dominate this sector
due to mandatory quantum-safe encryption regulations

## $10T

### Cybercrime Mitigation Opportunity

Quantum security has the potential to significantly reduce
global cybercrime-related economic losses.

## $80T

### Overall Quantum-Impacted Market

Quantum technology transformation across all sectors
represents massive, long-term market opportunities.

Platform

## EigenQ is monetizing by addressing challenges in cybersecurity, communication, and computing

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### Quantum Cybersecurity & Encryption

- **Post-Quantum Cryptography (PQC):** Next-gen encryption designed for the quantum era.
- **Quantum Random Number Generators (QRNGs):** High-quality entropy sources for cryptographic security.
- **Quantum eSIM:** Secure mobile connectivity with post-quantum authentication protocols.



### Quantum Communication & Networking

- **Quantum Internet**: Ultra-secure global data transfer using quantum entanglement.
- **Quantum-WIFI Router**: The first WiFi solution secured by quantum cryptography.
- **Quantum Board**: A hardware platform engineered for high-speed quantum-secure computing.



### Quantum Computing & AI Acceleration

- **Hybrid Quantum Cloud**: Combining classical and quantum computing for scalable workloads.
- **Quantum Information Processing**: Enhancing AI, encryption, and optimization tasks.
- **Quantum Machine Learning**: Advancing artificial intelligence through quantum algorithms.



### Quantum Sensing & Advanced Detection

- **Quantum Radar**: High-precision detection of stealth and high-speed threats.
- **Quantum Sensing**: Revolutionary advancements in navigation, security, and biomedical applications.
- **Quantum Navigation**: Secure positioning and movement tracking without traditional GPS reliance.



EigenQ platform includes encryption solutions that protect data from being decrypted by quantum computers.

- **Quantum-Safe Compute:** End-to-end solutions to protect data centers, networks, and servers from quantum threats
- **Quantum-Safe Collaboration:** Fully encrypted video, chat, audio, and file-sharing tools that are resistant to quantum attacks
- **Quantum-Safe Communication:** Secure communication networks, including satellite and Wi-Fi-based systems, tested in inter-continental trials
- **Quantum-Safe Components:** Low-energy chipsets, PCIe cards, and motherboards that make existing servers quantum-safe

EigenQ is building the **Quantum Internet**, a next-generation communication network that enables ultra-secure and high-speed data transfer.

- **High-Speed Data Transfer:** Transfers data at hundreds of terabytes per second

EigenQ is developing what aims to be one of the most powerful and fault-tolerant quantum computing systems in the world.

- **Fault-Tolerant Architecture:** Designed to minimize errors, making it reliable for complex calculations and AI training
- **Processing Power:** The goal is to have more processing power than all the chips and boards ever created.

EigenQ's platform integrates quantum-enhanced AI to accelerate machine learning and data processing tasks.

- **AI Training:** Leverages quantum computing to train AI models exponentially faster than traditional systems
- **Quantum AI Algorithms:** Advanced algorithms will take advantage of quantum computing's unique capabilities
- **Applications:** Designed to change fields like national security, environmental science, and financial modeling

Business Model

## 4 Major Revenue Streams

EigenQ operates under a dual-revenue business model that combines government contracts with commercial partnerships. They will generate revenue through four primary channels:

- **Government Contracts:** Aiming to secure long-term contracts with US government agencies, including the DoD, NSA, and Homeland Security.
- **Enterprise Licensing:** Licenses quantum technologies to private sector companies, particularly in banking, telecommunications, and critical infrastructure
- **Strategic Partnerships:** Collaborates with established technology providers to co-develop and deploy quantum-safe solutions
- **IP Monetization:** Monetizes its extensive portfolio by licensing its intellectual property (IP) to other companies and research institutions

□

EigenQ's business model is designed to address two key markets:

- **Government and Defense:** Their technologies are critical for protecting classified information and ensuring national security
- **Enterprise and Commercial:** Their encryption and communication solutions help enterprises protect their data while ensuring compliance with emerging regulatory standards

Leadership

## Message from our CEO

Prof. Jesse Van Griensven



At EigenQ, we believe quantum technologies represent a leap in computational capabilities with a pivotal evolution in global digital security and machine learning. Our work is grounded in research, engineering, and rigorous development, all focused on delivering quantum-safe solutions that serve both commercial and strategic national interests. As we continue to build upon this foundation, we invite you to learn more about our technologies, our partnerships, and our long-term vision for a secure, quantum-connected future.

Vision And Strategy

## Mission

EigenQ's mission is to develop and deploy cutting-edge quantum solutions that transform industries and enhance global security.

## Vision

We envision a future where quantum technologies are seamlessly integrated into everyday life, providing unparalleled security, efficiency, and connectivity.  By harnessing the power of quantum science, we aim to revolutionize sectors such as finance, healthcare, communications, and government services.

## Team

| | Name | Title | Description |
|---|---|---|---|
|  | José R. Rosas-Bustos | Chief Technology Officer | Innovative leader in Decentralized Technologies, Quantum Computing (QC), and Cybersecurity. Specializes in National Security and Defense. |
|  | Bryan Matthews | Chief Partnership Officer | Seasoned leader in U.S. federal procurement and strategic program management. Spearheaded mission-critical projects across agencies including the Department of the Interior, Environmental Protection Agency, and Department of Defense. |
|  | Michael Johnson | Chief Operation Officer | A visionary leader in Software Engineering and Operational Strategy. Experienced in managing end-to-end software lifecycles - from concept to global deployment. |
|  | Prof. Jesse Van Griensven Thé | Chief Executive Officer | Professor at the University of Waterloo, Canada. Global expert in the fields of: Quantum Proof Encryption, Numerical Simulation, Quantum Computing (QC), and ML & AI. |
|  | Mark Pecen | Chief Research Officer | Technology Executive of advanced technologies. Co-Founded the Technical Working Group for Quantum Safe Cryptography & Chaired the Canadian task force on GDPR, led Quantum Valley Ideas Lab. |

## Perks

## FAQ

**Are there revenue projections for the next two years?**

Yes, here is the breakdown:

**2026: US$ 100 Million**

**2027: US$ 284 Million**

**Have there been previous funding rounds? Who are the main investors?**

The development of the technology raised US$20 million. However, EigenQ was structured as an American company, and it was created without any debt.

**Are there any active customers or signed contracts?**

1. We are negotiating with the USA Federal Government for a US$100 Million sales contract.

2. We have agreements with Hewlett Packard Enterprise (HPE) and large resellers.

3. HPE opened their 50,000 reseller companies to us.

**What is the current status of the product — research, pilot, development, or commercialization?**

1. The cybersecurity hardware and software solutions are market ready and certified by the USA NIST. This is critical since the **addressable market is US$500 Billion**!

2. **EigenQ's Quantum Internet** design is patented, and we are developing it. It will be market ready in 2 years.

3. **EigenQ's one-million qubit quantum computer** is scheduled to be in tests in 2 to years.

**Are there any registered or pending patents?**

We have 3 major competitive advantages over the competition:

1. The most complete and the only certified hardware and software cybersecurity solutions to protect against classical and quantum attacks.

2. Patented Quantum Internet. Existing proposed quantum approaches transfer data at a slow rate of 8 kilobytes per second. Our Quantum Internet technology is billions of times faster and unhackable. Security guaranteed by quantum mechanics.

3. The one million qubit computer. While IBM, Microsoft, and Google are developing quantum computers using very low temperatures and with only 1000 qubits, our solution is planned to achieve 1 million qubits sooner and operate at room temperature.

**What technologies is the company developing, and what makes them unique compared to competitors?**

**We have 3 major competitive advantages over the competition:**

1. The most complete and the only certified hardware and software cybersecurity solutions to protect against classical and quantum attacks.

2. Patented Quantum Internet. Existing proposed quantum approaches transfer data at a slow rate of 8 kilobytes per second. Our Quantum Internet technology is billions of times faster and unhackable. Security guaranteed by quantum mechanics.

3. The one million qubit computer. While IBM, Microsoft, and Google are developing quantum computers using very low temperatures and with only 1000 qubits, our solution is planned to achieve 1 million qubits sooner and operate at room temperature.

**What is the company's long-term vision or primary objective for the next 5 years?**

1. Play a dominant role in the commercialization of quantum computing and quantum technologies.

2. As digital replaced analogue communications, our patented quantum internet technology will replace the current digital internet. Major advantages on speed and security, while employing existing fiber optics in use today.

3. Protect the US$80 trillion-dollar world economy against classical and quantum attacks.

**Why Invest in Quantum Computing Now?**

**1. Early Adoption Advantage**

Investing in quantum computing now allows you to take advantage of an emerging industry that is still in its early stages. As more companies develop quantum technologies and the field matures, early investors could see substantial returns on their investments. Quantum computing is expected to be a multi-trillion-dollar industry over the next few decades.

**2. Government and Private Sector Support**

Quantum computing is receiving significant backing from governments and private sector players alike. Countries such as the United States, China, and the European Union are heavily investing in quantum research, seeing its strategic importance in maintaining a technological edge. Major tech companies like IBM, Google, and Intel are also heavily involved in quantum development, indicating the sector's growing momentum.

**3. Diverse Investment Opportunities**

Investing in quantum computing doesn't just mean buying stocks in tech companies. There are numerous ways to invest, from supporting startups focused on quantum software and hardware development, to companies offering quantum cloud services. The diversification of investment opportunities makes it easier for investors to find a suitable entry point into the quantum computing ecosystem.

**4. Strategic Long-Term Gains**

Quantum computing may be years or even decades away from achieving its full potential, but those who invest early are positioned to reap long-term rewards. As industries begin to adopt quantum technologies, the demand for quantum-powered solutions will soar, translating into huge growth for those who are part of the quantum revolution.